Form C

Cover Page

Name of issuer:

Sgrouples, Inc. dba MeWe

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/7/2011

Physical address of issuer:

4500 Park Granada Boulevard
Suite 202
Calabasas CA 91302

Website of issuer:

https://mewe.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

296,913

Price:

$0.84200

Method for determining price:

Dividing pre-money valuation $191,803,895 (or $169,024,335 for investors in the first $250,000) by number of shares outstanding on fully diluted basis.

Target offering amount:

$250,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

13

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$14,948,309.00	$2,534,351.00
Cash & Cash Equivalents:	$7,811,299.00	$508,651.00
Accounts Receivable:	$124,972.00	$254,655.00
Short-term Debt:	$961,000.00	$2,698,000.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$2,559,272.00	$7,060,525.00
Cost of Goods Sold:	$412,421.00	$1,563,999.00
Taxes Paid:	$13,356.00	$4,399.00
Net Income:	($9,180,710.00)	($2,922,597.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Sgrouples, Inc. dba MeWe

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jonathan Wolfe	Chief Technology Officer	MeWe	2013
Jeffrey Edell	Chairman & CEO	MeWe	2021

Jeffrey Edell	Chairman & CEO	MeWe	2021
Max Duncan	President	Integrity Industries	2015
Braxton Woodham	President	Amplica Labs	2022
Mark Weinstein	Author	Self	2011
Jason Hardy	COO	Open Road	2022
Divya Narendra	CEO	SumZero, Inc.	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jeffrey Edell	CEO	2021
Jonathan Wolfe	Secretary & Chief Technology Officer	2011
Samina Merchant	Treasurer	2021
Julie Hsu	General Counsel	2022
Mark Liu	Head of Product	2023
Michael Huntsman	SVP of Marketing	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Mark Weinstein	44166375.0 Common Stock, Series Seed I Preferred, Series Seed II Preferred, Options for Common Stock	22.38

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **This Offering Statement contains forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company's or its management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words**

"anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause the Company's actual results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to, (1) the ability of the Company to obtain additional equity or other financing, (2) the ability of the Company to execute its web 3.0 strategy, (3) the ability of the Company to retain and attract additional users, the ability of the Company to protect its intellectual property and to successfully execute a strategy to monetize its intellectual property portfolio, (4) changes in applicable laws or regulations and the ability to maintain compliance with the various laws that our business and operations are subject to, (5) the ability of the Company to retain its management team and other employees and (6) the ability of the Company to take certain fundamental actions requiring stockholder approval if one of more or its significant stockholders (including Mr. Shepard) does not approve of such action. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from any forward-looking statements contained in this Offering Statement. The Company will not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, you should not put undue reliance on these statements.

Additional risks and uncertainties not presently known to the Company or that it currently deems immaterial may also impair its business operations. If any of the following risks actually occur, the Company's business, prospects, financial condition or results of operations could be materially adversely affected. In such case, the Investor may lose all or part of the Investor's investment.

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products, our revenue, financial results, and business may be significantly harmed.

The size of our active user base and our users' level of engagement across our products are critical to our success. We have experienced, and expect to continue to experience, fluctuations and declines in the size of our active user base in one or more markets from time to time, particularly in markets where we have achieved higher penetration rates. User growth and engagement are also impacted by a number of other factors, including competitive products and services, as well as global and regional business, macroeconomic, and geopolitical conditions.

We rely on our premium subscription model and other paid features to support revenue that may not resonate with users as expected.

We have invested, and anticipate continuing to invest, significant resources in growing our products to support increasing usage of such products as a premium paid subscription. Unlike our competitors, we do not generate any revenue from marketers advertising on our platform. We have historically monetized our platform in only a limited fashion, relying on our premium subscriptions and other paid features. This model relies on a small percentage of the user base for the majority of our revenue and we may not be successful in our efforts to generate meaningful revenue or profits from our platform over the long term.

Our new products and changes to existing products could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect our business.

Our ability to retain, increase, and engage our user base and to increase our revenue depends heavily on our ability to continue to evolve our existing products and to create successful new products, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing products or acquire or introduce new and unproven products, including using technologies with which we have little or no prior development or operating experience.

If our new products or changes to existing products fail to engage users, marketers, or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

There are several potential competitors who are better positioned than we are to take the majority of the market.

We operate in a highly competitive social media landscape dominated by established players with significant resources and user bases such as Meta Platforms, Inc. and TikTok Inc. We compete with larger, established market players with significantly more resources than the Company. They have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior services than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the platform developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

We are a start up and have limited operating history. We have never turned a profit and there is no assurance that we will ever be profitable.

If you are investing in this Company, it's likely because you think our platform is a good idea, that we will be able to successfully market, develop and attract users to the platform and that we can price it right and sell it to enough users so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We cannot accurately predict subscription renewal or upgrade rates.

Our business depends heavily on customers renewing their subscriptions with us and expanding their use of our products. Our customers are under no obligation to renew their subscriptions for our products after the expiration of their then-current subscription period. We may be unable to maintain high retention rates and we may be unable to accurately predict our subscription and support revenue retention rate.

We are subject to the risk of catastrophic events and crises, which may have a significant adverse impact on our business and operations.

We are subject to the risk of public health crises such as pandemics and catastophic events such as earthquakes, adverse weather conditions, other natural disasters, terrorism, geopolitical conflict, other physical security threats, power loss, cyber-attacks, and other catastrophic events and crises.

We have significant international operations, which subject us to increased business, economic, and legal risks that could affect our financial results.

We have significant international operations. We currently make MeWe available in more than 20 different languages, and we have offices or data centers in approximately 200 different countries. We may enter new international regions where we have limited or no experience in marketing, selling, and deploying our products. Our products are generally available globally, but some or all of our products or functionality may not be available in certain regions due to legal and regulatory complexities. We also outsource certain operational functions to third parties globally. If we fail to deploy, manage, or oversee our international operations successfully, our business may suffer. In addition, we are subject to a variety of risks inherent in doing business internationally, including the risk of our failure to comply with rules and regulations of foreign jurisdictions.

Actions by governments that restrict access to MeWe or our other products in their countries or censor or moderate content on our products in their countries could substantially harm our business and financial results.

Governments from time to time seek to censor or moderate content available on platforms like MeWe, restrict access to our products from their country partially or entirely, or impose other restrictions that may affect the accessibility of our products in their country for an extended period of time or indefinitely. For example, user access to Facebook and certain of our other products has been or is currently restricted in whole or in part in China, Iran, and North Korea.

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide service. Our products and services involve the collection, storage, processing, and transmission of a large amount of data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information and content, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering (such as spear phishing attacks), scraping, and general hacking continue to be prevalent in our industry, have occurred on our systems, and will occur on our systems in the future. Our efforts to protect our company data or the information we receive, and to disable undesirable activities on our platform, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance, including social engineering or other cyber-attacks directed towards our personnel, misuse of company data or systems by our personnel, as well as defects or vulnerabilities in our vendors' information technology systems or offerings; government surveillance; breaches of physical security of our facilities, technical infrastructure, or other equipment; or other threats that evolve. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brands and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We might not implement successful strategies to increase adoption of our platform or expand into new verticals, which would limit our growth.

Our future profitability will depend, in part, on our ability to implement successfully our strategies to increase adoption of our platform, expand into new verticals and develop new offerings.

Implementing our growth strategies will require additional resources and investments. For example, we expect to invest substantial amounts to:

- drive customer awareness of our platform;
- encourage new customers to sign up for and use our platform;
- encourage businesses to introduce our platform;
- enhance our information security infrastructure;
- continue to develop state of the art technology; and
- diversify our customer base.

We may be required to incur significantly higher expenditures, including marketing, research and development, and compensation, than we currently anticipate to achieve the foregoing results. Such expenditures could have a greater negative impact on our results of operations if our revenues do not increase sufficiently. Our investments may not be successful and there can be no assurances that our growth strategies and plans will be achieved.

If we are not able to manage our growth or continue innovating, our business could be adversely affected.

Our expansion and growth plans may not be successful and any future expansion will likely place demands on our managerial, operational, technological, administrative and financial resources. If we are not able to respond effectively to new or increased demands that arise because of our growth, or, if in responding, our management is materially distracted from our current operations, our business and prospects may be adversely affected.

We will require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents, together with our net proceeds from this offering, will be sufficient to meet our anticipated cash needs through the end of 2024. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our platform, products and services, develop new platform features, products and services, enhance our existing platform, products, services and operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we will need to engage in equity or debt financings to secure additional funds.

There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition and operating results. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Series Community Preferred Stock could suffer significant dilution, and any new shares we issue could have rights, preferences and privileges superior to those of our Series Community Preferred Stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Systems failures and resulting interruptions in the availability of our platform, or our failure to successfully implement upgrades and new technology effectively, could adversely affect our business, financial condition and results of operations.

Our information technology systems are designed and maintained by us and are critical for the efficient functioning of our business. As we grow, we continue to implement modifications and upgrades to our systems, and these activities subject us to inherent costs and risks associated with replacing and upgrading these systems. Further, our system implementations may not result in improvements at a level that outweighs the costs of implementation, or at all. If we fail to successfully implement modifications and upgrades or expand the functionality of our platform, we could experience increased costs associated with diminished productivity and operating inefficiencies related to the efficient delivery of our products and services.

In addition, any unexpected technological interruptions to our systems or websites would disrupt our operations, including our ability to sell our platform online, provide services to customers.

In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner which could have a material adverse effect on our business, financial condition and operating results.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our platform is important to our ability to grow our business and to attract new customers, and can be costly. While much of our growth may be attributable to word of mouth and referrals, our marketing efforts may include free or discount trials, affiliate programs, partnerships, display advertising, television, billboards, radio, video, content, social media, email, search engine optimization and keyword search campaigns.

Our marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our marketing efforts, it may not offset the additional marketing expenses we incur.

If our marketing efforts are not successful in promoting awareness of our offerings or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected. If our marketing efforts are successful in increasing awareness of our offerings, this could also lead to increased public scrutiny of our business. Any of the foregoing risks could harm our business, financial condition and results of operations.

The cost of enforcing our intellectual property rights could prevent us from enforcing such rights.

One of the Company's most valuable assets is its intellectual property ("IP"). IP litigation has become extremely expensive. Even if we believe that a competitor is infringing on our IP, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our IP rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our IP rights could have adverse consequences for the Company, including undermining the credibility of our IP, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our IP rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The initial offering price of $0.84200 per share is arbitrary.

The initial offering price of $0.84200 per share of Company's Series Community Preferred Stock has been arbitrarily determined by our management and does not bear any correlative relationship to the assets, net worth or projected earnings of the Company, or any other generally accepted criteria of value. In addition, the shares of Series Community Preferred Stock will have a liquidation preference of $0.7420 even though our initial offering price is higher than that. This means that even if the proceeds to holders of Series Community Preferred Stock resulting from a sale or liquidation of the Company are equal to (or less than) but not more than the liquidation preference of the Series Community Preferred Stock, you will not be able to recover your entire investment. See Company's response to question No. 17 under "Description of Issuer's Securities"

Management will have discretion as to the use of proceeds from this Offering.

The net proceeds from this Offering are expected to be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other purposes not presently contemplated that it deems to be in the best interests of the Company and its stockholders in order to address changed circumstances or opportunities. Because of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the Company's management with respect to application and allocation of the net proceeds of this Offering. Investors for the Series Community Preferred Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

We do not intend to pay dividends on our Series Community Preferred Stock.

The payment of cash dividends on our Series Community Preferred Stock in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends on our Series Community Preferred Stock in the foreseeable future. As a result, any gain you will realize on our Common Stock will result solely from the appreciation of your Shares.

You may experience future dilution.

The Company, for business purposes, may from time to time issue additional shares of capital stock, which may result in dilution of existing stockholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities such as warrants exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future. Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful stockholder claims against us and may reduce the amount of money available to us.

Indemnification of Directors

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our certificate of incorporation limits the liability of our directors to the fullest extent permitted by law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our by-laws provide that we shall indemnify, to the fullest extent authorized by the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the company or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith. Our bylaws provides that indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to us of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is

on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors by shifting the burden of such losses and expenses to us. Certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded. As a result, we might need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to stockholders who may choose to bring a claim against the Company.

One of our stockholders launched a "dutch auction" tender offer to purchase up to 30,000,000 shares of Common Stock

On or about March 3, 2024, Gregory Shepard, a stockholder of the Company, launched a "dutch auction" tender offer to purchase up to 30,000,000 shares of Common Stock and/or Preferred Stock of the Company for a purchase price not greater than $0.50 per share and not less than $0.30 per share. Mr. Shepard's tender offer expired on Friday, April 5, 2024, and Mr. Shepard's obligation to purchase shares tendered in the tender offer was subject to satisfaction of certain conditions set forth in the tender offer documents distributed by Mr. Shepard to the Company's stockholders. Mr. Shepard did not coordinate the tender offer with the Company or its officers and directors. Following review of the terms of the tender offer, the Company's Board of Directors determined to express no opinion with respect to whether the Company's stockholders should accept or reject the tender offer. Prior to commencement of the tender offer, Mr. Shepard held approximately 11.7% of the Company's outstanding Common Stock and Preferred Stock and the Gregory M. Shepard Grantor Irrevocable Trust held approximately 5.3% of the outstanding Common Stock and Preferred Stock of the Company. As of the date of this filing, the Company had not yet been notified with respect to the results of the tender offer, although the Company does not believe the tender offer was fully subscribed. If the tender offer had been fully subscribed and consummated, Mr. Shepard would have held approximately 27.5% of the Company's outstanding voting securities (although, as noted above, the Company does not believe the tender offer was fully subscribed and as a result Mr. Shephard's ownership percentage will likely be lower than such amount) and the Shepard Trust would continue to hold approximately 5.3% of the Company's outstanding voting securities (assuming the Shepard Trust does not participate in the tender offer). The Company also has several other individual stockholders who hold more than 10% of the Company's outstanding voting securities, including the Company's founder (who holds approximately 22% of the Company's outstanding voting securities) and McCourt Broderick, the lead investor in the Company's Series A Preferred Stock financing, which holds approximately 11% of the Company's outstanding voting securities. The accumulation of a significant percentage of the Company's capital stock by any single individual stockholder could adversely affect the Company's ability to undertake certain fundamental actions in the future, such as financing or liquidity transactions, to the extent such actions require consent of a majority of the voting power of the Company's outstanding capital stock or any class or series thereof. As a result, such a stockholder may have a disproportionate impact on Company actions and may be able to block actions that require stockholder approval (or approval of a class or series of shares) with which such stockholder disagrees that may otherwise be beneficial to the Company and its other stockholders unless other stockholders who hold in the aggregate a majority of the outstanding shares of capital stock on an as converted to common stock basis (or, if applicable, of the applicable class or series) vote to approve the action in question.

The Company intends to integrate highly volatile crypto assets into the functionalities of its platform.

The Company intends to integrate crypto assets, including specific tokens related to its platform functionalities, into its service offerings. While this presents a novel opportunity for innovation and user engagement, it also introduces a complex layer of risk, especially in the context of an uncertain and evolving regulatory landscape surrounding crypto assets. The integration of volatile crypto assets and specific token initiatives into our platform involves risks to our business model and financial health, including not only the inherent uncertainties of the crypto market but also the unpredictable and potentially restrictive regulatory environment. Our commitment to navigating these challenges involves a proactive stance on regulatory compliance, technological security, and market competitiveness.

Crypto assets, by their nature, are highly volatile. This volatility, influenced by a myriad of factors including legal, commercial, technical, and industry-specific trends, may significantly affect the adoption and demand for these assets. Specifically, the company's engagement with token initiatives, such as those

designed to enhance user identity and data sovereignty, faces additional scrutiny and regulatory uncertainty. The unpredictable nature of regulatory responses to crypto assets and tokens, both in the U.S. and internationally, poses a substantial risk to the feasibility and scalability of our token-based projects.

The regulatory environment for crypto assets, including tokens, is in a state of flux. Legislative and regulatory bodies in the U.S. and other jurisdictions may introduce new laws, policies, and guidelines that could directly impact the operational and financial aspects of our crypto-related endeavors. Such changes could influence the price, utility, and legal standing of the crypto assets we incorporate into our platform, including those associated with our current token initiatives. The specificity of our engagement in token-based solutions necessitates close monitoring of legal developments to mitigate potential adverse effects on our operations and financial condition.

Moreover, crypto assets are less liquid than traditional financial instruments, such as cash and equivalents, making them a less reliable source of liquidity. The technological foundation of crypto assets is still evolving, with no assurance of bug-free or universally accepted solutions. The competitive landscape of the crypto market means our token-based products must continually innovate to remain relevant. Additionally, risks of theft, loss, or technological malfunctions are present in the crypto domain, posing a significant risk to the value and utility of our crypto asset holdings and initiatives.

The Company may be unable to successfully transition to and integrate Web3 technologies.

Our transition to Web3 technology involves significant technological innovation and reliance on the burgeoning blockchain infrastructure, which is inherently complex and subject to regulatory, operational, and market acceptance risks. The successful implementation of Web3 functionalities hinges on factors such as scalability, user adoption, security of decentralized systems, and the regulatory environment that is still evolving. While we aim to leverage the self-sovereign and community-driven aspects of Web3 to provide enhanced user control and privacy, the market for decentralized applications may not develop as expected or we may encounter technological hurdles that could delay or prevent the deployment of our Web3 functionalities. As one of the first major Web2 platforms to transition to a Web3 framework with a focus on user privacy and community governance, we may face unforeseen challenges in maintaining performance and user experience standards during and after this transition. Furthermore, the novelty of a decentralized model may limit our ability to predict user behavior and platform economics, which could impact our business model and financial results.

The approval of the holders of a majority of our Series A Preferred Stock (and in certain cases, holders of a majority of our Preferred Stock) is required for the Company to undertake certain actions, and we may not be able to obtain such approval for actions that our board or management would deem to be in the Company's best interests and the interests of the holders of our Series A Preferred Stock may differ from other stockholders.

Under the terms of our certificate of incorporation, the Company is prohibited from taking certain actions without the consent of holders of a majority of our Series A Preferred Stock and certain other actions without the consent of holders of a majority of our Preferred Stock (voting together as a single class). See the response to No. 17 below for a description of such matters. McCourt Broderick, the lead investor in our Series A Preferred Stock financing, holds more than 95% of the outstanding shares of Series A Preferred Stock. Accordingly, the approval of McCourt Broderick is required for the Company to undertake any actions requiring approval of holders of a majority of our Series A Preferred Stock and, as a result, McCourt Broderick will be able to exert significant influence over our ability to enter into certain types of transactions.

In addition, in connection with the Series A Preferred Stock financing, we also entered into a commercial agreement with Amplica Labs LLC (formerly known as Unfinished Labs LLC) which is an affiliate of McCourt, pursuant to which we agreed to migrate certain of our mutually agreed product and platform features to a decentralized social networking protocol developed by Amplica. Mr. Woodham is the president of Amplica Labs. Pursuant to the terms of the securities purchase agreement that we entered into with McCourt, McCourt was required to purchase additional shares of Series A Preferred Stock if we satisfied certain conditions under the commercial agreement. Such conditions were satisfied, and McCourt purchased an aggregate of 4,851,752 additional shares of our Series A Preferred Stock for a purchase price of $0.742 per share for an aggregate additional investment of $3.6 million during the period from February 2022 through August 2023.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to go public. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely.

Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the stockholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property,

comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in one or more SPVs, becoming a member of such SPV, and the SPV will use proceeds of that investment to purchase our Series Community Preferred Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Series Community Preferred Stock as outlined in response to No. 17 below. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation.

This sort of arrangement is relatively new as a vehicle for investing, and there may be unforeseen risks and complications. You will also be relying on Wefunder Admin, LLC, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances.

You will not have direct voting rights in the Company as a member of an SPV.

Investing through a "special purpose vehicle" (SPV) introduces unique governance dynamics, especially concerning the exercise of voting rights. In this arrangement, you will delegate your voting powers to a Lead Investor via a power of attorney, as stipulated in the Investor Agreement. However, the novelty of this approach, combined with the SPV's restrictions on the transferability of securities and the reliance on a single proxy for governance actions, presents distinct risks. These include potential limitations on investors' direct control over their investments and uncertainties related to the proxy's decision-making alignment with investors' interests. This unique blend of indirect investment benefits and governance complexities necessitates a thorough understanding by investors of the potential implications and risks associated with SPV management and proxy-based execution of shareholder rights.Investing through a "special purpose vehicle" (SPV) introduces unique governance dynamics, especially concerning the exercise of voting rights. In this arrangement, investors delegate their voting powers to a Lead Investor via a power of attorney, as stipulated in the Investor Agreement. However, the novelty of this approach, combined with the SPV's restrictions on the transferability of securities and the reliance on a single proxy for governance actions, presents distinct risks. These include potential limitations on investors' direct control over their investments and uncertainties related to the proxy's decision-making alignment with investors' interests.

This Offering Statement contains forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company's or its management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause the Company's actual results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to, (1) the ability of the Company to obtain additional equity or other financing, (2) the ability of the Company to execute its web 3.0 strategy, (3) the ability of the Company to retain and attract additional users, the ability of the Company to protect its intellectual property and to successfully execute a strategy to monetize its intellectual property portfolio, (4) changes in applicable laws or regulations and the ability to maintain compliance with the various laws that our business and operations are subject to, (5) the ability of the Company to retain its management team and other employees and (6) the ability of the Company to take certain fundamental actions requiring stockholder approval if one of more or its significant stockholders (including Mr. Shepard) does not approve of such action. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from any forward-looking statements contained in this Offering Statement. The Company will not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, you should not put undue reliance on these statements.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$250,000**

Use of Proceeds: 93.1% towards operations (admin, overhead, salaries, etc), 6.9% Wefunder intermediary fee

---

If we raise: **$5,000,000**

Use of Proceeds: 23.1% towards operations (admin, overhead, salaries, etc), 50% towards product development, 20% towards marketing, 6.9% Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $191,803,895 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Sgrouples, Inc. dba MeWe is offering up to 6,738,544 shares of Series Community Preferred Stock.

The Series Community Preferred Stock is being offered at a price per share of $0.842.

Investors who meet certain criteria established by the Company will receive stock at a price per share of $0.742, and a pre-money valuation of $169,024,335. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $5,000,000 and the campaign minimum is $250,000.00.

VIP Bonus

MeWe will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPVs

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to one of two SPVs, which will then issue interests in the relevant SPV to investors. Each SPV is formed concurrently with the filing of the Form C. Given this, neither SPV has any financials to report. Each SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of each SPV is intended to allow investors in each SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPVs will not result in any additional fees being charged to investors.

Each SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the relevant SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

Voting rights are described in Question 17

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect. As a result of the Proxy, the investor will not have the ability to exercise voting rights with respect to Series Community Preferred Stock.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of each SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	263000000	98354405	Yes
Series Seed I Preferred Stock	12000000	12000000	Yes
Series Seed II Preferred Stock	11924630	11924630	Yes
Series Seed III Preferred Stock	14044535	14044535	Yes
Series Seed IV Preferred Stock	21490955	21490955	Yes
Series Community Preferred Stock	13477088	0	Yes
Series Seed V Preferred Stock	14416395	14416395	Yes
Series A Preferred Stock	22095579	22095579	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	1000000
Options:	32469101

Describe any other rights:

Common Stock $0.001 par value per share ("Common Stock")

See the table above for the number of Common Stock authorized and outstanding.

Voting Rights

• Each holder of Common Stock is entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions held in lieu of meetings).

• The holders of Common Stock, alongside the holders of Preferred Stock, exclusively and voting together as a single class, are entitled to elect all members of the Company's board of directors (the "Board"), other than the director designated to be elected by the holders of shares of Series A Preferred Stock.

Other Rights and Terms

• The holders of Common Stock are entitled to receive dividends, pari passu with the holders of Preferred Stock, when, as and if declared by the Board, out of legally available funds. The dividends are not cumulative.

• In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, funds and assets of the Company available for distribution to the Company's stockholders will be distributed in accordance with the provisions described below under the caption "Other Rights and Terms Set Forth in the Restated Certificate—Liquidation Rights".

• A "Deemed Liquidation Event" is defined to include (i) a merger or consolidation involving the Company (or a subsidiary of the Company if the Company issues shares of capital stock in such transaction) unless the stockholders of the Company immediately prior to such transaction continue to hold a majority of the voting securities of the surviving entity (or parent thereof if the surviving entity is a wholly-owned subsidiary of another entity), (ii) a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all of the assets of the Company and its subsidiaries taken as a whole (other than to a wholly owned subsidiary of the Company) and (c) certain mergers or combinations involving a publicly-traded special purpose acquisition vehicle ("SPAC"), other than transactions that result in the automatic conversion of Preferred Stock into Common Stock as described below under the caption "Other Rights and Terms Set Forth in the Restated Certificate—Mandatory Conversion."

<u>Preferred Stock, $0.001 par value per share ("Preferred Stock")</u>

The Preferred Stock consists of:

• Series Seed I Preferred Stock, $0.001 par value per share ("Series Seed I Preferred Stock");

• Series Seed II Preferred Stock, $0.001 par value per share ("Series Seed II Preferred Stock");

• Series Seed III Preferred Stock, $0.001 par value per share ("Series Seed III Preferred Stock");

• Series Seed IV Preferred Stock, $0.001 par value per share ("Series Seed IV Preferred Stock");

• Series Seed V Preferred Stock, $0.001 par value per share ("Series Seed V Preferred Stock") (the Series Seed I Preferred Stock, Series Seed II Preferred Stock, Series Seed III Preferred Stock, Series Seed IV Preferred Stock and Series Seed V Preferred Stock are collectively referred to herein as the "Series Seed Preferred Stock");

• Series A Preferred Stock, $0.001 par value per share ("Series A Preferred Stock"); and

• the Series Community Preferred Stock, $0.001 par value per share ("Series Community Preferred Stock"), which are being issued in connection with this offering. The Series A Preferred Stock and Series Community Preferred Stock are sometimes referred to herein as the "Senior Preferred Stock".

See the table above for the number of Preferred Stock authorized and outstanding.

General Voting Rights

• Each holder of Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. As of the date hereof, each share of Preferred Stock is convertible into one share of Common Stock.

• Except as otherwise noted below, in the Restated Certificate or as provided by

• Except as otherwise noted below, in the Restated Certificate or as provided by law, holders of Preferred Stock are entitled to vote as a single class with the Common Stock on an as-converted to Common Stock basis.

Special Voting Rights

• The holders of shares of Series A Preferred Stock are entitled to elect one director of the Company.

• The holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted to Common Stock basis, have the right to elect to waive the treatment of an event as a Deemed Liquidation Event.

• At any time when at least 23,993,024 shares of Preferred Stock (subject to adjustment) remain outstanding, the Company may not take the following actions without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted to Common Stock basis:

· alter or change the rights, powers or privileges of the Preferred Stock in a way that adversely affects the Preferred Stock;

· increase or decrease the authorized number of shares of Preferred Stock (or any series thereof); or

· authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges that are senior to or on a parity with any series of Preferred Stock.

• At any time when at least 5,523,895 shares of Series A Preferred Stock (subject to adjustment) remain outstanding, the Company may not take the following actions without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock:

· liquidate, dissolve or wind-up the business of the Company, or effect any merger or consolidation or other Deemed Liquidation Event, on or prior to February 16, 2025, if the holders of Series A Preferred Stock would receive proceeds having a value of less than $1.4840 per share (subject to adjustments) in such transaction;

· amend the Restated Certificate or Bylaws in a manner that adversely affects the Series A Preferred Stock in any material respect (subject to certain exceptions);

· increase the authorized number of shares of Series A Preferred Stock;

· create, authorize, issue or obligate itself to issue shares of any class or series of capital stock, subject to certain exceptions, which exceptions include: (i) the issuance of pari passu or senior securities having an aggregate liquidation preference not to exceed $25 million or having an initial issue price (on an as-converted to Common Stock basis) of at least $1.4840 per share, so long as the issuance does not result in any single investor or group of affiliated investors holding more than 40% of the outstanding shares of Preferred Stock (on an as-converted to Common Stock basis), so long as certain other conditions are satisfied in the case of senior securities, and (ii) the issuance of junior securities, so long as the issuance does not result in any single investor or group of affiliated investors holding more than 40% of the outstanding shares of Preferred Stock of the Company (on an as-converted to Common Stock basis);

· reclassify, alter or amend any existing securities of the Company if such reclassification, alteration or amendment would result in such securities becoming (i) pari passu or senior to the Series A Preferred Stock (in the case of securities that are junior to the Series A Preferred Stock) or (ii) senior to the Series A Preferred Stock (in the case of securities that are pari passu with the Series A Preferred Stock);

· purchase or redeem (or permit any subsidiary to do the same) or pay or declare any dividend or distribution with respect to any shares of capital stock of the Company, unless approved by the Board (including the director designated by the holders of Series A Preferred Stock), subject to customary exceptions (including a basket for repurchases or redemptions of capital stock not to exceed $2 million in any twelve month period);

· create or hold capital stock in any subsidiary that is not wholly owned by the Company, or permit any subsidiary to create, authorize, issue or obligate itself to issue shares of any class or series of capital stock or sell, transfer or otherwise dispose of any capital stock of any subsidiary of the Company, or permit any subsidiary to sell, lease, transfer, exclusively license or otherwise dispose of all or substantially all of the assets of such subsidiary; or

· increase the authorized number of directors of the Company to more than

increase the authorized number of directors of the Company to more than nine directors.

Other Rights and Terms Set Forth in the Restated Certificate

• *Dividend Rights*. The holders of Preferred Stock are entitled to receive dividends, pari passu with the holders of Common Stock, when, as and if declared by the Board, out of legally available funds. The dividends are not cumulative.

• *Liquidation Rights*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, the funds and assets of the Company available for distribution to the Company's stockholders will be distributed to the Company's stockholders in the following order of priority:

· First, to the holders of shares of Senior Preferred Stock, in an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Senior Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had such share of Senior Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. The Original Issue Price of the Series A Preferred Stock is $0.742 per share, and the Original Issue Price of the Series Community Preferred Stock is $0.742 per share.

· Next, to the holders of shares of Series Seed Preferred Stock, on a pari passu basis, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had such share of Series Seed Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. For this purpose, the Original Issue Price for each sub-series of Series Seed Preferred Stock is as set forth below:

o Series Seed I Preferred Stock: $0.05;

o Series Seed II Preferred Stock: $0.1006318;

o Series Seed III Preferred Stock: $0.2135762;

o Series Seed IV Preferred Stock: $0.2445228; and

o Series Seed V Preferred Stock: $0.3121122.

· Thereafter, any remaining funds and assets available for distribution are to be distributed among the holders of shares of Common Stock, pro rata, based on the number of shares of Common Stock held by such holder.

• *Voluntary Conversion Rights*. The shares of Preferred Stock may convert, at the option of the holders thereof, at any time, into shares of Common Stock at the then applicable conversion rate, which is determined by dividing the Original Issue Price of the applicable share of Preferred Stock by the conversion price of such share of Preferred Stock; provided that, solely for this purpose and for purposes of the anti-dilution adjustment provisions described below under the caption "Anti-dilution Adjustment", the Original Issue Price of the Series Seed III Preferred Stock and the initial conversion price of the Series Seed III Preferred Stock is $0.178 per share. As of the date hereof (and as of the date that the Offering is consummated), the conversion price of each series of Preferred Stock is equal to the Original Issue Price of such series of Preferred Stock and, as a result, as of the date hereof, each share of Preferred Stock is convertible into one share of Common Stock.

• *Mandatory Conversion*. The shares of Preferred Stock will be automatically converted into Common Stock (based on the conversion rates described above) upon the occurrence of certain events specified in the Restated Certificate, including (i) the closing of an initial public offering at a price per share that implies an equity value of the Company of at least $481.5 million (immediately prior to the consummation of the public offering) (the "Target Valuation"), resulting in at least $75 million of gross proceeds to the Company and/or selling stockholders, (ii) the consummation of a merger or combination transaction with a SPAC if the implied equity of the value of the Company following such transaction is not less than the Target Valuation and the SPAC entity has at least $75 million in immediately available cash immediately prior to the closing of such transaction, (iii) a direct listing of the Common Stock on a recognized securities exchange if the Board makes a good faith determination that the anticipated reference price of the Common Stock published by the exchange will imply an equity value of the Company of not less than the Target Valuation and (iv) upon the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted to Common Stock basis.

• *Anti-dilution Adjustment*: In the event that the Company, after the applicable original issue date of a given series of Preferred Stock, issues Additional Shares of Common Stock (as defined in the Restated Certificate) without consideration or for consideration per share less than the then applicable conversion price of a given series of Preferred Stock (as determined pursuant to the Restated

given series of Preferred Stock (as determined pursuant to the Restated Certificate), then the conversion price for such series of Preferred Stock shall be adjusted using a customary broad-based weighted average formula set forth in the Restated Certificate to offset the dilutive effect of such new issuance (unless such adjustment is waived by the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted to Common Stock basis). In addition, the conversion price of each series of Preferred Stock is subject to customary structural anti-dilution adjustments in the event of stock splits, stock dividends, reverse stock splits and similar recapitalization events.

Key Provisions of Stockholders Agreement, including Special Rights Granted to Certain Stockholders

• *Drag-along Provisions.* Holders of Preferred Stock and Common Stock are subject to a drag-along provision as set forth in the Stockholders Agreement, pursuant to which, and subject to certain exceptions, each holder of shares of capital stock of the Company agrees that, in the event (i) the Board, (ii) the holders of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis and (iii) the holders of a majority of the shares of Series A Preferred Stock (only if the approval of the holders of a majority of the Series A Preferred Stock is required under the Restated Certificate), vote in favor of a transaction that qualifies as a Deemed Liquidation Event or that involves the sale of shares representing more than 50% of the outstanding voting power of the Company (any such transaction, a "Sale of the Company"), then all holders of the Company's capital stock will vote in favor of such Sale of the Company and, if requested, perform certain other actions reasonably required to effect such transaction.

• *Proxy.* Pursuant to the Stockholders Agreement, each holder of capital stock of the Company has granted a proxy and power of attorney to the Company's Chief Executive Officer and a designee of the holders of Common Stock and Preferred Stock with respect to stockholder votes regarding the composition of the Board and a Sale of the Company in the event any such stockholder fails to vote and/or votes in a manner inconsistent with the requirements set forth in the Stockholders Agreement.

• *Registration Rights.* Subject to certain limitations and conditions set forth in the Stockholders Agreement, (i) beginning on the date that is 180 days after the effective date of the Company's initial public offering, the holders of a majority of the Registrable Securities then outstanding can cause the Company to file a Form S-1 registration statement, (ii) beginning on the date that the Company is eligible to use SEC Form S-3 to register shares of its Common Stock, the holders of at least 20% of the Registrable Securities then outstanding can cause the Company to file a Form S-3 registration statement with respect to certain securities of such holders and (iii) the holders of the Registrable Securities have customary "piggyback registration" rights to cause the Company to include in any other registration statement filed by the Company all or a portion of such holder's capital stock, subject to numerous exceptions and cutback rights described in the Stockholders Agreement. "Registrable Securities" are defined as Common Stock issuable or issued upon conversion of the Preferred Stock (including the Series Community Preferred Stock), as well as certain other shares of Common Stock purchased by Gregory M. Shepard and McCourt Broderick LLC.

• *Information and Inspection Rights.* Pursuant to the Stockholders Agreement, stockholders who, individually or together with their affiliates, hold at least 12,000,000 shares of Common Stock, including any shares of Common Stock issued or issuable upon conversion of any shares of Preferred Stock, are entitled to certain information and inspection rights.

• *Board Designation Rights.* The following stockholders currently have the right to designate a member of the Board (and to remove such designee), subject to maintenance of certain ownership thresholds and, in certain cases, Board approval of the designation or removal:

- McCourt Broderick, LLC (to appoint the designee of the holders of Series A Preferred Stock, which designee is currently Braxton Woodham)
- Gregory M. Shepard (designee is currently Jason Hardy)
- Lonesome Boar, LLC (designee is currently Max Duncan)
- Mark Weinstein (designee is currently Mark Weinstein)

• In addition, the Stockholders Agreement provides that the Company's Chief Executive Officer (currently Jeffrey Edell) will serve on the Board.

• The appointment of additional directors is subject to approval by a majority of the Board. Currently, Jonathan Wolfe and Divya Narendra serve as additional directors.

• McCourt Broderick, LLC and Gregory M. Shepard also have a right to designate an observer to attend Board meetings.

• *Equity Financing Participation Rights.* Each of McCourt Broderick, LLC and Gregory M.

Shepard have a right to purchase their pro rata portion of securities that we issue in future equity financings, subject to customary exceptions. These participation rights can be waived as provided in the Stockholders Agreement and have been waived in connection with the Offering.

__**Securities Reserved for Issuance Upon Exercise or Conversion**__

Common Stock Warrant: The Company issued a warrant to purchase 1,000,000 shares of Common Stock to 18th Avenue Associates LLC. The warrant is currently outstanding and expires on March 1, 2025.

Options: The Company adopted its 2011 Equity Incentive Plan, pursuant to which 30,538,895 shares of Common Stock were authorized to be issued. There are currently outstanding options to purchase 14,115,800 shares of Common Stock under the 2011 Equity Incentive Plan.

The Company also adopted its 2021 Equity Incentive Plan, pursuant to which 24,134,304 shares of Common Stock (plus the number of shares of Common Stock underlying awards made under the 2011 Equity Incentive Plan that expire unexercised) were authorized to be issued. There are currently outstanding options to purchase 7,129,304 shares of Common Stock under the 2021 Equity Incentive Plan.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible securities or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the stockholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the stockholders may change the terms of the Certificate of Incorporation of the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The stockholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be

independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties

of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$53,088	General operations
2/2022	Section 4(a)(2)	Preferred stock	$1,500,000	General operations
2/2022	Section 4(a)(2)	Common stock	$10,500,000	General operations
2/2022	Section 4(a)(2)	Preferred stock	$13,500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

On July 11, 2019, the Company loaned $273 to the founder of the Company ("Borrower") in exchange for a Promissory Note (the "MW Note"). The MW Note proceeds were used by the Borrower to make payment to the Company of the exercise of 1.2 million stock options held by the Borrower. The MW Note had an interest of 2.38% compounded annually and matured on July 26, 2022. The MW Note was a personal obligation of the Borrower, and the Company was entitled to full recourse against the Borrower. According to the ASC 505, Equity, the Company accounted for the MW Note as a reduction in shareholders' equity. The Company recorded Common Stock for the par value with the offset to additional paid-in-capital. The Company recorded $20 interest income on the Note upon forgiving the note in conjunction with the Borrower's separation agreement in July 2022 (see below).

On July 5, 2022, the Company entered into a separation and general release agreement (the "Agreement") with the founder of the Company. The founder's employment was terminated, effective July 5, 2022. The founder was paid regular wages of $3 and $19 of accrued vacation through the termination date. The founder was also paid $885 in a single lump sum severance pay. The Agreement also provided for the founder's $273 note receivable to be forgiven. All vested options were also allowed to be exercisable until the 2nd anniversary of the termination date under the Agreement.

As of December 31, 2021, $449 was accrued for the founder related to his past payroll which was subsequently fully paid in March 2022. The Company was paying the founder's residential rent as it was used as the Company's corporate address and was expensed by the Company through January 2022. There was no long-term lease commitment on it, and it was a month-to-month lease.

In connection with the Series A Preferred Stock financing, we also entered into a commercial agreement with Amplica Labs LLC (formerly known as Unfinished Labs LLC) which is an affiliate of our lead Series A Preferred Stock investor, McCourt, pursuant to which we agreed to migrate certain of our mutually agreed product and platform features to a decentralized social networking protocol developed by Amplica. Mr. Woodham is the president of Amplica Labs. Pursuant to the terms of the securities purchase agreement that we entered into with McCourt, McCourt was required to purchase additional shares of Series A Preferred Stock if we satisfied certain conditions under the commercial agreement. Such conditions were satisfied and McCourt purchased an aggregate of 4,851,752 additional shares of our Series A Preferred Stock for a purchase price of $0.742 per share for an aggregate additional investment of $3.6 million during the period from February 2022 through August 2023.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

MeWe is a privacy-first social network with over 20 million users worldwide and more than 700,000 interest groups that is committed to giving our users control, protecting their data and providing a great user experience. MeWe contains no ads, no targeting, and no newsfeed manipulation. It is available on iOS, Android and desktop in more than 20 languages and over 200 countries and territories worldwide.

Our journey began in New Mexico in 2011 when co-founders Mark Weinstein and Jonathan Wolfe began dreaming of the next generation of social media. The duo were disillusioned with big-tech's disregard for personal privacy and its willingness to target, track and sell our data. They envisioned a new experience built on safety and respect and one that would bring people together while making social networking fun again. After several years of testing and a public beta, MeWe was officially launched at the SXSW Interactive Media festival in 2016 where we were honored as a finalist for their ever "Innovative World Technology" award.

In the years that followed we continued to refine both our free and subscription offerings while staying true to our ethos of privacy and user control. In March 2021 long time entertainment and technology executive Jeffrey Edell was named Chairman and CEO. Under Edell's leadership we made considerable progress in professionalizing the Company, improving our user experience, growing our membership and doubling down on our privacy-first message.

In 2022, we made the strategic decision to move to the blockchain and incorporate the Decentralized Social Networking Protocol ("DSNP"), an open internet protocol released by the Project Liberty Foundation. The foundation, launched in 2021 by Frank McCourt, and Amplica Labs, is part of the $500 million Project Liberty initiative, aimed at creating a better internet and a healthier digital ecosystem. DSNP has the potential to transform the internet by liberating social networking functionality from closed, proprietary platforms and integrating this functionality into the web itself. With this move we put MeWe's ethos into code and are solidifying our commitment to user protection and control.

Milestones

Sgrouples, Inc. dba MeWe was incorporated in the State of Delaware in June 2011.

Since then, we have:

- More than 20 million users worldwide across 200 countries & territories
- 1.2 million monthly active users
- Over 730,000 active MeWe users have been migrated to the blockchain
- 700,000+ active interest groups; 5,000+ new groups created monthly
- Led by tech execs from Disney, Apple, Yahoo!, 21st Century Fox, Myspace, Warner Bros, & Samsung
- $24M Series A led by McCourt Global closed in 2022
- 10 patents issued & 1 pending
- Forbes, Axios, Fast Company features
- Finalist for the 2024 SXSW Social Media Innovation Award

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $2,559,272 compared to the year ended December 31, 2021, when the Company had revenues of $7,060,525. Our gross margin was 83.89% in fiscal year 2022, compared to 77.85% in 2021.
- *Assets.* As of December 31, 2022, the Company had total assets of $14,948,309, including $7,811,299 in cash. As of December 31, 2021, the Company had $2,534,351 in total assets, including $508,651 in cash.
- *Net Loss.* The Company has had net losses of $9,180,710 and net losses of $2,922,597 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $961,000 for the fiscal year ended December 31, 2022 and $2,698,000 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the Company has raised $43,062,177 in equity and $4,612,107 in convertible notes. Subsequently, these notes have been converted into equity. The Company has no debt on its books as of March 31, 2024.

We will require additional financing in excess of the proceeds from theOffering in order to perform operations over the lifetime of the Company. After the conclusion of this Offering, should we hit our minimum funding target, our currently projected runway is approximately 4 months beforewe need to raise further capital; provided, however, should we hit our $5million target funding then we currently anticipate that our runway will beextended until approximately year end 2024.

We plan to use the proceeds as set forth in this Form C under "Use ofFunds". While we don't have any other sources of capital in the immediate future, we currently anticipate that we will seek to raise additional capital within the next approximately 4 months irrespective of the amount raised in this Offering, and the lead investor from the Company's Series A Preferred Stock round has, on a preliminary non-binding basis, expressed interest in potentially leading a Company Series B Preferred Stock round, the terms of which have not been finalized. Any Series B financing or other additional capital raise by the Company, if any additional capital raise ultimately occurs at all, may be on different economic, governance and/or other terms than those offered in this Offering, could be significant in amount, and could potentially result in significant dilution to and/or the economic or other subordination of, pre-existing stockholders, including persons participating in this Offering.

Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early stage companies, there is no guarantee that theCompany will receive any investments from investors.

Runway & Short/Mid Term Expenses

We will require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. After the conclusion of this Offering, should we hit our minimum funding target, our currently projected runway is approximately 4 months before we need to raise further capital; provided, however, should we hit our $5 million target funding then we currently anticipate that our runway will be extended until approximately year end 2024.
Sgrouples, Inc., dba MeWe's cash in hand was $2,980,638, as of March 2024. Over the last three months, revenues have averaged $96,074/month, cost of goods sold has averaged $14,697/month, and operational expenses have averaged $1,018,528/month, and from a cash basis this has contributed to an average burn rate of $750,000-$800,000 per month. Our goal is to be profitable in the next 12 months; however we will not be cash flow positive in this time frame.

There are no material changes that have happened since December 31, 2022 dated financial statements that were uploaded.

We are already a revenue-generating company but we are looking to increase our subscriber base to grow our revenue. In the six months following the raise, we believe our monthly revenues will be approximately $100,000, and our monthly expenses will be approximately $850,000 per month.

We had a large influx of users in 2021 related to the political activity in the United States, combined with our testing of a new premium subscription feature resulted in increased paid subscriptions in 2021. Thereafter, there was a natural drop off of paid subscribers in 2022 that were not replaced. The paid subscriber base currently has flattened out. The Company is working on growing its subscriber base and revenue opportunities. We are not currently profitable.
We are also working on a potential licensing or other monetization arrangement for our existing patents. We currently do have enough funds to cover short-term burn throughout the campaign.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to <u>Appendix C, Financial Statements</u>

I, Julie Hsu, certify that:

(1) the financial statements of Sgrouples, Inc. dba MeWe included in this Form are true and complete in all material respects ; and

(2) the financial information of Sgrouples, Inc. dba MeWe included in this Form reflects accurately the information reported on the tax return for Sgrouples, Inc. dba MeWe filed for the most recently completed fiscal year.

Julie Hsu
General Counsel

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://mewe.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird MeWe Early Bird Subscription Agreement 2024
- SPV Subscription Agreement
- MeWe Normal Bird Subscription Agreement 2024

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Braxton Woodham
- Divya Narendra
- Jason Hardy
- Jeffrey Edell
- Jonathan Wolfe
- Jonathan Wolfe
- Julie Hsu
- Mark Liu
- Mark Weinstein
- Max Duncan
- Michael Huntsman
- Samina Merchant

Appendix E: Supporting Documents

- ttw_communications_145270_134710.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird MeWe Early Bird Subscription Agreement 2024
- SPV Subscription Agreement
- MeWe Normal Bird Subscription Agreement 2024

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Braxton Woodham
- Divya Narendra
- Jason Hardy
- Jeffrey Edell
- Jonathan Wolfe
- Jonathan Wolfe
- Julie Hsu
- Mark Liu
- Mark Weinstein

Max Duncan

Michael Huntsman

Samina Merchant

Appendix E: Supporting Documents

ttw_communications_145270_134710.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sgrouples, Inc. dba MeWe

By

Julie Hsu

General Counsel

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

SIGN

Julie Hsu
General Counsel
4/19/2024

Divya Narendra
Director
4/19/2024

Jeffrey S. Edell
Chairman & CEO
4/19/2024

Jonathan Wolfe
CTO & Cofounder
4/19/2024

Samina Merchant
VP, Corporate Controller
4/19/2024

Mark Weinstein
Founder
4/19/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.